July 21, 2011

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John Reynolds

Re:	BioPower Operations Corporation (the “Company” or “our client”)
Registration Statement on Form S-1
Filed February 9, 2011
File No. 333-172139

Dear Mr. Reynolds:

On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 20, 2011, relating to the above- captioned Registration Statement on Form S-1. The Company has amended the Form S-1 in response to the SEC’s comments, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Amendment No. 7 to Registration Statement on Form S-1 Dilution, page 12

Comment 1. We note that it appears that you have included the approximate costs of this offering of $40,250 in your net tangible book value calculations as of May 31, 2011. It appears to us that your net tangible book value at May 31, 2011 would be $54,421, excluding these estimated expenses. Please advise or revise your disclosure and dilution calculations accordingly.

Response:  We have revised the disclosure and dilution calculations in the Dilution section of the S-1 to reflect the net tangible book value at May 31, 2011 of $54,421. Please see pages 12 and 13.

Transactions with Related Persons, Promoters and Certain Control Persons, page 43

Comment 2. We note that you have deleted the disclosure regarding the accrued interest on the 4% notes you issued in November 2010, despite stating that no interest has been paid to date. Please revise to bring back and update the disclosure in this section as of the most recent financial statements.

Response:  We have reinserted the disclosure removed and have updated the section as of the most recent financial statements. Please see page 46.

Additional Response

Further, as per SEC examiner Shezad Niazi’s verbal comment, we have revised the S-1 to reflect that we have registered the offering by coordination in the state of New York. Please see pages 9 and 17.

We trust that the foregoing is responsive to the Staff’s comments.

Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

             Very truly yours,

              Peter J. Gennuso

CC: Robert Kohn, CEO